Filed pursuant to Rule 424(b)(3)
File No. 333-178786-01

GREENBACKER RENEWABLE ENERGY COMPANY LLC

Supplement No. 1 dated April 28, 2014

to

Prospectus dated April 28, 2014

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated April 28, 2014 (the “Prospectus”).

You should carefully consider the “Risk Factors” beginning on page 24 of the Prospectus before you decide to invest.

Escrow Break

The registration statement for the Company’s initial public offering of up to $1,500,000,000 in shares of the Company’s common stock was declared effective by the Securities and Exchange Commission on August 7, 2013. Of this amount, the Company is offering $1,250,000,000 in shares in its primary offering and is offering $250,000,000 in shares pursuant to its distribution reinvestment plan. Pursuant to the terms of the offering, the Company was required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until the Company received subscriptions aggregating at least $2,000,000, excluding subscriptions from residents of Pennsylvania and Washington State. As of March 28, 2014, the Company has raised sufficient offering proceeds to satisfy the minimum offering requirements for the Company’s initial public offering as well as satisfied the conditions of its escrow agreement. On April 25, 2014, the Company broke escrow and accepted investors’ subscription for shares of its common stock in the offering, resulting in gross proceeds of $2,203,060. The Company has special escrow provisions for residents of Pennsylvania and Washington State, the conditions of which have not been satisfied as April 28, 2014.